VIA EDGAR AND FACSIMILE

June 21, 2010

United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Attention: Mr. H. Roger Schwall

RE:	Silver Wheaton Corp. Form 40-F for the Fiscal Year Ended December 31, 2009 Filed on March 31, 2010 File No. 1-32482

Dear Mr. Schwall:

Thank you for your letter of May 14, 2010. We have reproduced your questions in this letter in bold and included our responses thereto.

Engineering Comments

Form 40-F for Fiscal Year Ending December 31, 2009

Acquisition of Silverstone Resources Corp page 5

1.

In reference to your description of the Aljustrel property we note you describe the property as “not currently operating.” In addition, we note you claim proven or probable reserves for the property on your reserves disclosure. Please tell us why you believe that these quantities meet the definition of a reserve.

Response:

Silver Wheaton Corp. (“Silver Wheaton”) is permitted to prepare its Annual Information Form in accordance with Canadian disclosure requirements rather than SEC Industry Guide 7 standards as is noted on page 3 of Silver Wheaton’s Form 40-F filed for the year ended December 31, 2009. As a result, we rely on the definition of “Mineral Reserves” provided for by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). This definition is set out on page 17 of Silver Wheaton’s Annual Information Form and is as follows:

the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The most recent technical report on Aljustrel was published in October 2007 by the United Kingdom based consulting firm Wardell Armstrong International Ltd. This technical report included reserves for Ajustrel determined in accordance with the CIM definition of Mineral Reserves, and was filed on SEDAR on October 11, 2007 by Lundin Mining Corporation (“Lundin”), the owner of Aljustrel at the time. Lundin updated the Mineral Reserves and published the updated reserves in their Annual Information Form for the year ended December 31, 2007. Silver Wheaton is using the same updated reserves as was used by Lundin in our reserves table. Lundin did not include Mineral Reserves for Aljustrel in their Annual Information Form for the year ended December 31, 2008, as Lundin had sold Aljustrel by the time of the filing of that Annual Information Form.

Aljustrel was sold by Lundin in February of 2009 to a private Portuguese company called I’M SGPS, SA. The new owners are preparing to re-open the mine by the end of 2010. When the Silver Wheaton technical team visited the Aljustrel mine site in October 2009, I’M SGPS, SA was constructing some of the final underground infrastructure including a crusher station at the Feitais orebody and conveyor belt installation along the Santa Barbara tunnel. A significant amount of mining equipment had been purchased and an underground diamond drilling program was underway.

In accordance with the CIM definition of Mineral Reserves, Neil Burns (M.Sc., P. Geo., Director Geology Silver Wheaton) and Samuel Mah (M.A.Sc., P. Eng., Director Engineering Silver Wheaton), both qualified persons for purposes of Canadian National Instrument 43-101, were satisfied that the information reviewed in coming to their conclusions was at least at the preliminary feasibility study level. As a result of the foregoing, Mr. Burns and Mr. Mah believed that it was appropriate to recognize Mineral Reserves for the Aljustrel mine as at December 31, 2009. This conclusion is supported by I’M SGPS’ decision to re-open the mine by the end of this year.

Summary of Reserves and Resources page 19

2.

We note you disclose 924.8 million ounces of proven and probable silver reserves in your reserves table. Please explain if the copper and zinc ounces included in this total were determined on a silver equivalent basis.

Response:

Silver Wheaton does not acquire any zinc or copper and therefore does not convert any zinc or copper into equivalent silver ounces. References to zinc and copper in our reserve and resource tables refers to the dominant metal contained in the applicable zones, which is how our operating partners name these different zones. The silver reserves referred to in the table reflects the by-product silver contained in these zinc and copper dominant zones. This will be clarified in future reserves and resources tables.

The only metal Silver Wheaton acquires other than silver is gold. In our reserves and resources tables, we identify the attributable gold ounces rather than a silver equivalent.

Acknowledgement of Responsibility:

In addition, Silver Wheaton acknowledges that:

(1)	Silver Wheaton is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3)	Silver Wheaton may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We appreciate your interest in our disclosure and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.

Yours truly,

/s/ Gary Brown

Gary Brown
Chief Financial Officer

cc:	Curt Bernardi, Vice President, Legal
James Barron, Deloitte & Touche LLP
Andrew Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Mark Bennett, Cassels Brock & Blackwell LLP